Buffer Notes Based on the Value of the S&P 500® Index
due July     , 2013
Citigroup Funding Inc.
Any Payments Due from Citigroup Funding Inc.
Fully and Unconditionally Guaranteed by Citigroup Inc.
Medium-Term Notes, Series D

OFFERING SUMMARY
No. 2012-MTNDG0172
(Related to the Preliminary Pricing Supplement No. 2012-MTNDG0172 dated January 4, 2012, Prospectus Supplement Dated May 12, 2011 and Prospectus Dated May 12, 2011)

Investment Products	Not FDIC Insured	May Lose Value	No Bank Guarantee

January 4, 2012

January 4, 2012
Medium-Term Notes, Series D
Offering Summary No. 2012-MTNDG0172
Relating to Preliminary Pricing Supplement No. 2012-MTNDG0172 dated January 4, 2012
Registration Statement Nos. 333-172554 and 333-172554-01
Filed pursuant to Rule 433

STRUCTURED INVESTMENTS
Opportunities in U.S. Equities
Buffer Notes Based on the Value of the S&P 500® Index due July     , 2013
The notes offer leveraged exposure to the S&P 500® Index (the “underlying index”) while providing limited protection against negative performance by the underlying index from the pricing date to the valuation date (as measured solely on those two dates). The leverage applies only for a limited range of positive performance.  In exchange for enhanced performance in that range, investors forgo performance above the specified maximum return, and if the closing value of the underlying index on the valuation date is less than the closing value of the underlying index on the pricing date by more than the specified buffer amount, investors are exposed to the negative performance of the underlying index in excess of the buffer amount.  The investor may lose up to 90% of the stated principal amount of the notes. The notes are a series of unsecured senior debt securities issued by Citigroup Funding Inc. Any payments due on the notes are fully and unconditionally guaranteed by Citigroup Inc., Citigroup Funding Inc.’s parent company. All payments on the notes are subject to the credit risk of Citigroup Inc.
SUMMARY TERMS
Issuer:	Citigroup Funding Inc.
Guarantee:
Any payments due on the notes are fully and unconditionally guaranteed by Citigroup Inc., Citigroup Funding Inc.’s parent company; however, because the notes are not principal protected, you may receive an amount at maturity that is up to 90% less than the stated principal amount of the notes.

Underlying index:	S&P 500® Index
Aggregate principal amount:	$
Stated principal amount:	$1,000 per note
Issue price:	$1,000 per note for brokerage accounts; $987.50 for fee-based advisory accounts (see “Underwriting fee and issue price” below)
Pricing date:	January , 2012 (expected to be January 25, 2012)
Original issue date:	January , 2012 (three business days after the pricing date)
Maturity date:	July , 2013 (expected to be July 30, 2013)
Payment at maturity per note:
■     If the ending index value is greater than the starting index value:
$1,000 + ($1,000 × index return percentage × upside participation rate)
In no event will the payment at maturity exceed the maximum payment at maturity.

■ If the ending index value is less than or equal to the starting index value but has decreased from the starting index value by an amount less than or equal to the buffer amount of 10%: $1,000
■ If the ending index value is less than the starting index value and has decreased from the starting index value by an amount greater than the buffer amount of 10%:
$1,000 × [(ending index value / starting index value) + 10%]
This amount will be less than the stated principal amount of $1,000. However, under no circumstances will the payment at maturity be less than $100 per note.
Index return percentage:	(ending index value – starting index value) / starting index value
Starting index value:	, the closing value of the underlying index on the pricing date
Ending index value:	The closing value of the underlying index on the valuation date
Valuation date:	July , 2013 (expected to be July 25, 2013), subject to postponement for non-index business days and certain market disruption events
Upside participation rate:	125%
Buffer amount:	10%
Maximum payment at maturity:	$1,220 to $1,270 per note (122% to 127% of the stated principal amount). The actual maximum payment at maturity will be determined on the pricing date.
Minimum payment at maturity:	$100 per note (10% of the stated principal amount)
CUSIP:	1730T0VN6
ISIN:	US1730T0VN61
Listing:	The notes will not be listed on any securities exchange.
Underwriter:	Citigroup Global Markets Inc., an affiliate of the issuer. See “Fact Sheet—Supplemental information regarding plan of distribution; conflicts of interest” in this offering summary.
Underwriting fee and issue price:	Price to public(1)	Underwriting fee(1)(2)	Proceeds to issuer
Per note	$1,000	$15	$985
Total	$	$	$

(1) The price to public for investors purchasing the notes in fee-based advisory accounts will be $987.50 per note.
(2) Citigroup Global Markets Inc., an affiliate of Citigroup Funding Inc. and the underwriter of the sale of the notes, is acting as principal and will receive an underwriting fee of $15 for each $1,000 note sold in this offering to brokerage accounts.  Citigroup Global Markets Inc. will pay selected dealers not affiliated with Citigroup Global Markets Inc. a selling concession of $15 for each $1,000 note they sell to brokerage accounts.  The underwriting fee will be $2.50 for each $1,000 note sold in this offering to fee-based advisory accounts, and dealers selling to investors purchasing the notes in fee-based advisory accounts will receive a selling concession of $2.50 per $1,000 note.  Additionally, it is possible that Citigroup Global Markets Inc. and its affiliates may profit from expected hedging activity related to this offering, even if the value of the notes declines. You should refer to “Risk Factors,” “Fact Sheet—Fees and selling concessions” ” and “Fact Sheet—Supplemental information regarding plan of distribution; conflicts of interest” in this offering summary for more information.

You should read this document together with the preliminary pricing supplement, prospectus supplement and prospectus, each of which can be accessed via the hyperlinks below, before you decide to invest.

Preliminary Pricing Supplement filed on January 4, 2012
http://www.sec.gov/Archives/edgar/data/831001/000095010312000034/dp27978_424b2-2012.htm
Prospectus and Prospectus Supplement filed on May 12, 2011
http://www.sec.gov/Archives/edgar/data/831001/000095012311049309/y91273b2e424b2.htm

The notes are not bank deposits and are not insured or guaranteed by the Federal Deposit Insurance Corporation or any other governmental agency, nor are they obligations of, or guaranteed by, a bank.

Citigroup Funding Inc., the issuer, and Citigroup Inc., the guarantor, have filed a registration statement (including a preliminary pricing supplement, prospectus supplement and prospectus) with the Securities and Exchange Commission (“Commission”) for the offering to which this communication relates. Before you invest, you should read the preliminary pricing supplement, prospectus supplement and prospectus in that registration statement (File No. 333-172554) and the other documents Citigroup Funding Inc. and Citigroup Inc. have filed with the Commission for more complete information about Citigroup Funding Inc., Citigroup Inc. and this offering. You may get these documents for free by visiting EDGAR on the Commission’s website at www.sec.gov. Alternatively, you can request the preliminary pricing supplement and related prospectus supplement and prospectus by calling toll-free 1-877-858-5407.

Buffer Notes Based on the Value of the S&P 500® Index due July , 2013

Investment Overview
The Buffer Notes Based on the Value of the S&P 500® Index due July     , 2013 (the “notes”) can be used:

■
As an alternative to direct exposure to the underlying index that enhances returns for a certain range of positive performance of the underlying index from the pricing date to the valuation date (as measured solely on those two dates); however, by investing in the notes, you will not be entitled to receive any dividends paid with respect to the stocks that constitute the underlying index, which, as of January 3, 2012, yield an average of 2.09% per year.  If the average dividend yield remained constant for the term of the notes, this would be equivalent to 3.14% (calculated on a simple interest basis) over the approximately 18-month term of the notes.  However, it is impossible to predict whether the dividend yield over the term of the notes will be higher, lower or the same as this average dividend yield or the average dividend yield during any other period.   You should carefully consider whether an investment that does not provide for dividends or periodic interest payments is appropriate for you;

■	To enhance returns and potentially outperform the underlying index in a moderately bullish scenario;
■
To achieve similar levels of upside exposure to the underlying index as a direct investment, subject to the maximum payment at maturity, while using fewer dollars by taking advantage of the upside participation rate; and

■	To obtain a buffer against a specified level of negative performance of the underlying index

Maturity:	Approximately 18 months

Upside participation rate:	125%

Maximum payment at maturity:	$1,220 to $1,270 per note (122% to 127% of the stated principal amount; to be determined on the pricing date)

Buffer amount:	10%

Minimum payment at maturity:	$100 per note (10% of the stated principal amount)

Coupon:	None

Exchange listing:	None

All payments on the notes are subject to the credit risk of Citigroup Inc.

S&P 500® Index Overview

The S&P 500® Index, which is calculated, maintained and published by Standard & Poor’s Financial Services LLC, consists of 500 component stocks selected to provide a performance benchmark for the U.S. equity markets. The calculation of the S&P 500® Index is based on the relative value of the float adjusted aggregate market capitalization of the 500 component companies as of a particular time as compared to the aggregate average market capitalization of 500 similar companies during the base period of the years 1941 through 1943.

Information as of market close on January 3, 2012:

Bloomberg Ticker Symbol:	SPX

Current Value:	1,277.06

52 Weeks Ago (on 1/4/2011):	1,270.20

52 Week High (on 4/29/2011):	1,363.61

52 Week Low (on 10/3/2011):	1,099.23

S&P 500® Index – Daily Closing Values January 3, 2007 to January 3, 2012

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Buffer Notes Based on the Value of the S&P 500® Index due July , 2013

Key Investment Rationale

The notes offer 125% leveraged upside on the positive performance of the underlying index from the pricing date to the valuation date (as measured solely on those two dates), subject to a maximum payment at maturity of $1,220 to $1,270 per note (122% to 127% of the stated principal amount; to be determined on the pricing date), and provide a buffer against a decline of 10% in the underlying index, ensuring a minimum payment of $100 per note at maturity.  All payments on the notes are subject to the credit risk of Citigroup Inc.

Investors will not be entitled to receive any dividends paid with respect to the stocks that constitute the underlying index.  As of January 3, 2012, the average dividend yield of those stocks was 2.09% per year, which, if the average dividend yield remained constant for the term of the notes, would be equivalent to 3.14% (calculated on a simple interest basis) over the approximately 18-month term of the notes.  However, it is impossible to predict whether the dividend yield over the term of the notes will be higher, lower or the same as this average dividend yield or the average dividend yield during any other period.  You should carefully consider whether an investment that does not provide for dividends or periodic interest is appropriate for you.  The payment scenarios below do not show any effect of lost dividend yield over the term of the notes.

Leveraged Performance	The notes offer investors an opportunity to capture enhanced returns for a certain range of positive performance relative to a direct investment in the underlying index.

Payment Scenario 1
The closing value of the underlying index is greater on the valuation date than on the pricing date and, at maturity, the notes are redeemed for the stated principal amount of $1,000 plus 125% of the index return percentage, subject to a maximum payment at maturity of $1,220 to $1,270 per note (122% to 127% of the stated principal amount; to be determined on the pricing date).

Payment Scenario 2
The closing value of the underlying index remains unchanged or declines by no more than 10% from the pricing date to the valuation date and, at maturity, the notes are redeemed for the stated principal amount of $1,000.

Payment Scenario 3
The closing value of the underlying index declines by more than 10% from the pricing date to the valuation date and, at maturity, the notes are redeemed for less than the stated principal amount by an amount that is proportionate to the percentage decrease in excess of the buffer amount of 10%. (Example: if the closing value of the underlying index decreases by 40%, the notes will be redeemed for $700, or 70% of the stated principal amount.) The minimum payment at maturity is $100 per note.

Summary of Selected Key Risks (see page 10)

▪	You may lose up to 90% of the stated principal amount.

▪	No interest payments.

▪	The appreciation potential of the notes is limited by the maximum payment at maturity.

▪	Historically, the closing value of the underlying index has been volatile and has been affected by numerous factors.

▪
The return on the notes (the effective yield to maturity) may be less than the amount that would be paid on a conventional fixed-rate debt security of ours (guaranteed by Citigroup Inc.) of comparable maturity.

▪
The market price of the notes will be influenced by many unpredictable factors, including the value and volatility of the underlying index and the stocks that constitute the underlying index and the dividend yield of the stocks that constitute the underlying index, and you may receive less, and possibly significantly less, than the stated principal amount per note if you try to sell your notes prior to maturity.

▪
The notes are subject to the credit risk of Citigroup Inc., Citigroup Funding Inc.’s parent company and the guarantor of any payments due on the notes, and any actual or anticipated change to its credit ratings and credit spreads may adversely affect the market value of the notes.

▪
Investing in the notes is not equivalent to investing in the underlying index or the stocks that constitute the underlying index, and you will not be entitled to receive any dividends paid with respect to the stocks that constitute the underlying index.

▪	Adjustments to the underlying index could adversely affect the value of the notes.

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Buffer Notes Based on the Value of the S&P 500® Index due July , 2013

▪	You will have no rights against the publisher of the underlying index.

▪	The inclusion of underwriting fees and projected profit from hedging in the issue price is likely to adversely affect secondary market prices.

▪	The notes will not be listed on any securities exchange, and secondary trading may be limited.

▪	The calculation agent, which is an affiliate of ours, will make determinations with respect to the notes.

▪	Hedging and trading activity by the calculation agent and its affiliates could potentially affect the value of the notes.

▪	The U.S. federal tax consequences of an investment in the notes are unclear.

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Buffer Notes Based on the Value of the S&P 500® Index due July , 2013

Fact Sheet

The notes offered are senior unsecured obligations of Citigroup Funding Inc. (“Citigroup Funding”), will pay no interest, provide a minimum payment at maturity of only 10% of the stated principal amount and are subject to the terms described in the accompanying preliminary pricing supplement, prospectus supplement and prospectus. At maturity, an investor will receive for each $1,000 stated principal amount of notes that the investor holds an amount in cash that may be greater than, equal to or less than the stated principal amount based upon the closing value of the underlying index on the valuation date. The investor may lose up to 90% of the stated principal amount. The notes are senior notes issued as part of Citigroup Funding’s Series D Medium-Term Notes program. All payments on the notes are subject to the credit risk of Citigroup Inc., Citigroup Funding’s parent company and the guarantor of any payments due on the notes.

Expected Key Dates
Pricing date:	Original issue date (settlement date):	Maturity date:
January , 2012 (expected to be January 25, 2012)	January , 2012 (three business days after the pricing date)	July , 2013 (expected to be July 30, 2013)

Key Terms
Issuer:	Citigroup Funding Inc.
Guarantee:
Any payments due on the notes are fully and unconditionally guaranteed by Citigroup Inc., Citigroup Funding’s parent company; however, because the notes are not principal protected, you may receive an amount at maturity that is up to 90% less than the stated principal amount of the notes.

Underlying index:	S&P 500® Index
Aggregate principal amount:	$
Stated principal amount:	$1,000 per note
Issue price:	$1,000 per note for brokerage accounts; $987.50 for fee-based advisory accounts (see “General Information—Fees and selling concessions” below)
Denominations:	$1,000 per note and integral multiples thereof
Interest:	None
Payment at maturity per note:
If the ending index value is greater than the starting index value:
   ■  $1,000 + ($1,000 × index return percentage × upside participation rate)
In no event will the payment at maturity exceed the maximum payment at maturity.
If the ending index value is less than or equal to the starting index value but has decreased from the starting index value by an amount less than or equal to the buffer amount of 10%:
   ■  $1,000
If the ending index value is less than the starting index value and has decreased from the starting index value by an amount greater than the buffer amount of 10%:
   ■ $1,000 × [(ending index value / starting index value) + 10%]
This amount will be less than the stated principal amount of $1,000. However, under no circumstances will the payment at maturity be less than $100 per note.

Upside participation rate:	125%
Index return percentage:	(ending index value – starting index value) / starting index value
Buffer amount:	10%
Starting index value:	, the closing value of the underlying index on the pricing date
Ending index value:	The closing value of the underlying index on the valuation date
Valuation date:	July , 2013 (expected to be July 25, 2013), subject to postponement for non-index business days and certain market disruption events
Maximum payment at maturity:	$1,220 to $1,270 per note (122% to 127% of the stated principal amount). The actual maximum payment at maturity will be determined on the pricing date.
Minimum payment at maturity:	$100 per note (10% of the stated principal amount)
Risk factors:	Please see “Risk Factors” beginning on page 10.
Clearing and settlement:	DTC

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Buffer Notes Based on the Value of the S&P 500® Index due July , 2013

General Information
Listing:	The notes will not be listed on any securities exchange.
CUSIP:	1730T0VN6
ISIN:	US1730T0VN61
Tax considerations:
Prospective investors should note that the discussion under “Certain United States Federal Income Tax Considerations” in the accompanying prospectus supplement does not apply to the notes offered under the accompanying preliminary pricing supplement and is superseded by the following discussion.

Each holder, by purchasing a note, agrees to treat it as a prepaid forward contract for U.S. federal income tax purposes.  There is uncertainty regarding this treatment, and the Internal Revenue Service (the “IRS”) or a court might not agree with it.

Assuming this treatment of the notes is respected and subject to the discussion in “Description of the Notes—United States Federal Tax Considerations” in the accompanying preliminary pricing supplement, the following U.S. federal income tax consequences should result under current law:

•      A U.S. Holder should not be required to recognize taxable income over the term of the notes prior to maturity, other than pursuant to a sale or exchange.

•      Upon a sale or exchange of the notes, or settlement of the notes at maturity, a U.S. Holder should recognize capital gain or loss equal to the difference between the amount realized and the U.S. Holder’s tax basis in the notes.  Such gain or loss should be long-term capital gain or loss if the U.S. Holder has held the notes for more than one year.

Under current law, Non-U.S. Holders generally will not be subject to U.S. federal withholding or income tax with respect to amounts received on the sale, exchange or settlement of their notes.  Special rules apply to Non-U.S. Holders whose gain on their notes is effectively connected with the conduct of a U.S. trade or business or who are individuals present in the United States for 183 days or more in a taxable year.

In 2007, the U.S. Treasury Department and the IRS released a notice requesting comments on the U.S. federal income tax treatment of “prepaid forward contracts” and similar instruments.  The notice focuses in particular on whether to require holders of these instruments to accrue income over the term of their investment.  It also asks for comments on a number of related topics, including the character of income or loss with respect to these instruments; whether short-term instruments should be subject to any such accrual regime; the relevance of factors such as the exchange-traded status of the instruments and the nature of the underlying property to which the instruments are linked; the degree, if any, to which income (including any mandated accruals) realized by non-U.S. investors should be subject to withholding tax; and whether these instruments are or should be subject to the “constructive ownership” regime, which very generally can operate to recharacterize certain long-term capital gain as ordinary income and impose an interest charge.  While the notice requests comments on appropriate transition rules and effective dates, any Treasury regulations or other guidance promulgated after consideration of these issues could materially and adversely affect the tax consequences of an investment in the notes, possibly with retroactive effect.

Both U.S. and non-U.S. persons considering an investment in the notes should read the discussion under “Description of the Notes—United States Federal Tax Considerations” in the accompanying preliminary pricing supplement and consult their tax advisers regarding all aspects of the U.S. federal tax consequences of an investment in the notes, including possible alternative treatments, the issues presented by the 2007 notice, and any tax consequences arising under the laws of any state, local or foreign taxing jurisdiction.

Trustee:	The Bank of New York Mellon (as successor trustee under an indenture dated June 1, 2005)
Calculation agent:	Citigroup Global Markets Inc. (“Citigroup Global Markets”)
Use of proceeds and hedging:
The net proceeds we receive from the sale of the notes will be used for general corporate purposes and, in part, in connection with hedging our obligations under the notes through one or more of our affiliates.

On or prior to the pricing date, we, through our affiliates or others, will hedge our anticipated exposure in connection with the notes by taking positions in the stocks that constitute the underlying index and/or in instruments, such as options, swaps or futures, related to the underlying index and/or the stocks that constitute the underlying index. Such purchase activity could increase the value of the underlying index, and, accordingly, potentially increase the starting index value, and, therefore, increase the value at which the underlying index must close on the valuation date before investors would receive at maturity a payment that exceeds the stated principal amount of the notes. For further information on our use of proceeds and hedging, see “Use of Proceeds and Hedging” in the accompanying prospectus.

ERISA and IRA purchase considerations:
Employee benefit plans subject to ERISA, entities the assets of which are deemed to constitute the assets of such plans, governmental or other plans subject to laws substantially similar to ERISA and retirement accounts (including Keogh, SEP and SIMPLE plans, individual retirement accounts and individual retirement annuities) are permitted to purchase the notes as long as either (A) (1) no Citigroup Global Markets affiliate or employee or affiliate’s employee is a fiduciary to such plan or retirement account that has or exercises any discretionary authority or control with respect to the

January 2012	Page 6

Buffer Notes Based on the Value of the S&P 500® Index due July , 2013

assets of such plan or retirement account used to purchase the notes or renders investment advice with respect to those assets, and (2) such plan or retirement account is paying no more than adequate consideration for the notes or (B) its acquisition and holding of the notes is not prohibited by any such provisions or laws or is exempt from any such prohibition.

However, individual retirement accounts, individual retirement annuities and Keogh plans, as well as employee benefit plans that permit participants to direct the investment of their accounts, will not be permitted to purchase or hold the notes if the account, plan or annuity is for the benefit of an employee of Citigroup Global Markets or a family member and the employee receives any compensation (such as, for example, an addition to bonus) based on the purchase of notes by the account, plan or annuity.

You should refer to the section “ERISA Matters” in the accompanying preliminary pricing supplement for more information.

Fees and selling concessions:
Citigroup Global Markets, an affiliate of Citigroup Funding and the underwriter of the sale of the notes, is acting as principal and will receive an underwriting fee of $15 for each $1,000 note sold in this offering to brokerage accounts.  Citigroup Global Markets will pay selected dealers not affiliated with Citigroup Global Markets a selling concession of $15 for each $1,000 note they sell to brokerage accounts.  The underwriting fee will be $2.50 for each $1,000 note sold in this offering to fee-based advisory accounts, and dealers selling to investors purchasing the notes in fee-based advisory accounts will receive a selling concession of $2.50 per $1,000 note.

Additionally, it is possible that Citigroup Global Markets and its affiliates may profit from expected hedging activity related to this offering, even if the value of the notes declines. You should refer to “Risk Factors” below and “Risk Factors Relating to the Notes” and “Plan of Distribution; Conflicts of Interest” in the accompanying preliminary pricing supplement for more information.

Supplemental information regarding plan of distribution; conflicts of interest:
Citigroup Global Markets is an affiliate of Citigroup Funding. Accordingly, the offering of the notes will conform with the requirements addressing conflicts of interest when distributing the securities of an affiliate set forth in Rule 5121 of the Conduct Rules of the Financial Industry Regulatory Authority, Inc. Client accounts over which Citigroup Inc., its subsidiaries or affiliates of its subsidiaries have investment discretion are not permitted to purchase the notes, either directly or indirectly, without the prior written consent of the client.  See “Plan of Distribution; Conflicts of Interest” in the accompanying preliminary pricing supplement for more information.

Contact:	Clients may contact their local brokerage representative.

Selling concessions allowed to dealers in connection with the offering may be reclaimed by the underwriter, if, within 30 days of the offering, the underwriter repurchases the notes distributed by such dealers.

This offering summary represents a summary of the terms and conditions of the notes. We encourage you to read the accompanying preliminary pricing supplement, prospectus supplement and prospectus related to this offering, which can be accessed via the hyperlinks on the front page of this document.

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Buffer Notes Based on the Value of the S&P 500® Index due July , 2013

How the Notes Work

Payoff Diagram

The payoff diagram below illustrates the payment at maturity on the notes for a range of hypothetical percentage changes in the closing value of the underlying index from the pricing date to the valuation date (as measured solely on those two dates).

Investors will not be entitled to receive any dividends paid with respect to the stocks that constitute the underlying index.  As of January 3, 2012, the average dividend yield of those stocks was 2.09% per year, which, if the average dividend yield remained constant for the term of the notes, would be equivalent to 3.14% (calculated on a simple interest basis) over the approximately 18-month term of the notes.  However, it is impossible to predict whether the dividend yield over the term of the notes will be higher, lower or the same as this average dividend yield or the average dividend yield during any other period.  You should carefully consider whether an investment that does not provide for dividends or periodic interest is appropriate for you.  The payment scenarios below do not show any effect of lost dividend yield over the term of the notes.

The graph is based on the following terms:

Stated principal amount:	$1,000 per note

Upside participation rate:	125%

Buffer amount:	10%

Hypothetical maximum payment at maturity:	$1,245 per note (124.50% of the stated principal amount)

Minimum payment at maturity:	$100 per note

Notes Payoff Diagram

How it works

■
If the ending index value is greater than the starting index value, investors will receive the $1,000 stated principal amount plus 125% of the appreciation of the underlying index from the pricing date to the valuation date (as measured solely on those two dates), subject to the maximum payment at maturity. In the payoff diagram, an investor will realize the hypothetical maximum payment at maturity at an ending index value of 119.60% of the starting index value.

■
If the ending index value is less than or equal to the starting index value but has decreased from the starting index value by an amount less than or equal to the buffer amount of 10%, investors will receive the stated principal amount of $1,000 per note.

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Buffer Notes Based on the Value of the S&P 500® Index due July , 2013

■
If the ending index value is less than the starting index value and has decreased from the starting index value by an amount greater than the buffer amount of 10%, investors will receive an amount that is less than the stated principal amount by an amount that is proportionate to the percentage decrease of the closing value of the underlying index from the starting index value in excess of the buffer amount of 10%. The minimum payment at maturity is $100 per note.

■	For example, if the underlying index depreciates 40%, investors would lose 30% of their principal and receive only $700 per note at maturity, or 70% of the stated principal amount.

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Buffer Notes Based on the Value of the S&P 500® Index due July , 2013

Risk Factors

The following is a non-exhaustive list of certain key risk factors for investors in the notes. For further discussion of these and other risks, you should read the section entitled “Risk Factors Related to the Notes” in the accompanying preliminary pricing supplement and “Risk Factors” in the related prospectus supplement. We also urge you to consult your investment, legal, tax, accounting and other advisers before you invest in the notes.

■
The notes do not pay interest, and you may lose up to 90% of the stated principal amount. The terms of the notes differ from those of ordinary debt securities in that the notes do not pay interest and provide a minimum payment at maturity of only 10% of the stated principal amount of the notes, subject to the credit risk of Citigroup Inc. If the ending index value is less than 90% of the starting index value, you will receive for each note that you hold a payment at maturity that is less than the stated principal amount by an amount proportionate to the decline in the closing value of the underlying index from the pricing date to the valuation date (as measured solely on those two dates) in excess of the buffer amount of 10%. Thus, you may lose up to 90% of the stated principal amount of each note. See “How the Notes Work.”

■
The appreciation potential of the notes is limited by the maximum payment at maturity. The appreciation potential of the notes is limited by the maximum payment at maturity of $1,220 to $1,270 per note, or 122% to 127% of the stated principal amount. The actual maximum payment at maturity will be determined on the pricing date. Although the upside participation rate provides 125% exposure to any increase in the ending index value over the starting index value, because the payment at maturity will be limited to 122% to 127% of the stated principal amount for the notes, any increase in the ending index value over the starting index value by more than 17.60% to 21.60% of the starting index value will not increase the return on the notes.

■
Volatility of the underlying index. Historically, the value of the underlying index has been volatile. From January 3, 2007 to January 3, 2012, the closing value of the underlying index has been as low as 676.53 and as high as 1,565.15. The volatility of the value of the underlying index may result in your receiving at maturity an amount less than the stated principal amount of each note, and possibly as low as $100 per note, even if the underlying index has appreciated over one or more other periods during the term of the notes.

■
Potential for a lower comparable yield. The notes do not pay any periodic interest. As a result, if the ending index value does not increase sufficiently from the starting index value, taking into account the upside participation rate, the effective yield on the notes will be less than that which would be payable on a conventional fixed-rate debt security of Citigroup Funding (guaranteed by Citigroup Inc.) of comparable maturity.

■
The market price of the notes will be influenced by many unpredictable factors. Several factors will influence the value of the notes in the secondary market and the price at which Citigroup Global Markets may be willing to purchase or sell the notes in the secondary market, including: the value and volatility (frequency and magnitude of changes in value or price) of the underlying index and the stocks that constitute the underlying index, the dividend yield of the stocks that constitute the underlying index, geopolitical conditions and economic, financial, political and regulatory or judicial events that affect the underlying index or equities markets generally and that may affect the closing value of the underlying index, interest and yield rates in the market, time remaining until the notes mature and any actual or anticipated changes in the credit ratings or credit spreads of Citigroup Inc.  The value of the underlying index may be, and has recently been, extremely volatile, and we can give you no assurance that this volatility will lessen. See “Historical Information” below. You may receive less, and possibly significantly less, than the stated principal amount of the notes if you try to sell your notes prior to maturity.

■
The notes are subject to the credit risk of Citigroup Inc. and any actual or anticipated changes to its credit ratings and credit spreads may adversely affect the market value of the notes. Investors are dependent on the ability of Citigroup Inc., Citigroup Funding’s parent company and the guarantor of any payments due on the notes, to pay all amounts due on the notes at maturity, and, therefore, investors are subject to the credit risk of Citigroup Inc. and to changes in the market’s view of Citigroup Inc.’s creditworthiness. The notes are not guaranteed by any other entity. If Citigroup Inc. defaults on its obligations under the notes, your investment would be at risk and you could lose some or all of your investment. Any decline, or anticipated decline, in Citigroup Inc.’s credit ratings or increase, or anticipated increase, in the credit spreads charged by the market for taking Citigroup Inc.’s credit risk is likely to adversely affect the market value of the notes.

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Investing in the notes is not equivalent to investing in the underlying index or the stocks that constitute the underlying index, and you will not be entitled to receive any dividends paid with respect to the stocks that constitute the underlying index. Investing in the notes is not equivalent to investing in the underlying index or the stocks that constitute the underlying index. Investors in the notes will not have voting rights or rights to receive dividends or other distributions or any other rights with respect to the stocks that constitute the underlying index.  The stocks that constitute the underlying index average a dividend yield of 2.09% per year as of January 3, 2012.  If this average dividend yield were to remain constant for the term of the notes, then, assuming no reinvestment of dividends, you would be forgoing an aggregate yield of 3.14% (calculated on a simple interest basis) over the approximately 18-month term of the notes by investing in the notes instead of investing directly in the stocks that constitute the underlying index or in another investment linked to the underlying index that provides for a pass-through of dividends.  However, it is impossible to predict whether the dividend yield over the term of the notes will be higher, lower or the same as this average

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Buffer Notes Based on the Value of the S&P 500® Index due July , 2013

dividend yield or the average dividend yield during any other period.  You should carefully consider whether an investment that does not provide for dividends or periodic interest is appropriate for you.  The payment scenarios described in this offering summary do not show any effect of lost dividend yield over the term of the notes.

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Adjustments to the underlying index could adversely affect the value of the notes. The publisher of the underlying index may add, delete or substitute the stocks that constitute the underlying index or make other methodological changes that could change the value of the underlying index. The publisher of the underlying index may discontinue or suspend calculation or publication of the underlying index at any time. In these circumstances, the calculation agent will have the sole discretion to substitute a successor index that is comparable to the discontinued underlying index and is not precluded from considering indices that are calculated and published by the calculation agent or any of its affiliates.

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You will have no rights against the publisher of the underlying index. You will have no rights against the publisher of the underlying index, even though your payment at maturity will depend upon the closing value of the underlying index on the valuation date. The publisher of the underlying index is not in any way involved in this offering and has no obligations relating to the notes or the holders of the notes.

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The inclusion of underwriting fees and projected profit from hedging in the issue price is likely to adversely affect secondary market prices.  Assuming no change in market conditions or any other relevant factors, the price, if any, at which Citigroup Global Markets is willing to purchase the notes in secondary market transactions will likely be lower than the issue price, since the issue price will include, and secondary market prices are likely to exclude, the cost of hedging our obligations under the notes and underwriting fees paid with respect to the notes. The cost of hedging includes the projected profit that our affiliates may realize in consideration for assuming the risks inherent in managing the hedging transactions. The secondary market prices for the notes are also likely to be reduced by the costs of unwinding the related hedging transaction. Our affiliates may realize a profit from the expected hedging activity even if investors do not receive a favorable investment return under the terms of the notes or in any secondary market transaction. In addition, any secondary market prices may differ from values determined by pricing models used by Citigroup Global Markets, as a result of dealer discounts, mark-ups or other transaction costs.

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The notes will not be listed on any securities exchange, and secondary trading may be limited. The notes will not be listed on any securities exchange. Therefore, there may be little or no secondary market for the notes. Citigroup Global Markets may, but is not obligated to, make a market in the notes. Even if there is a secondary market, it may not provide enough liquidity to allow you to trade or sell the notes easily. Because we do not expect that other broker-dealers will participate significantly in the secondary market for the notes, the price at which you may be able to trade your notes is likely to depend on the price, if any, at which Citigroup Global Markets is willing to transact. If, at any time, Citigroup Global Markets were not to make a market in the notes, it is likely that there would be no secondary market for the notes. Accordingly, you should be willing to hold your notes to maturity.

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The calculation agent, which is an affiliate of ours, will make determinations with respect to the notes.  Citigroup Global Markets, the calculation agent, is an affiliate of ours. As calculation agent, Citigroup Global Markets will determine, among other things, the starting index value, the ending index value and the index return percentage and will calculate the amount of cash you will receive at maturity. Determinations made by Citigroup Global Markets in its capacity as calculation agent, including with respect to the occurrence or non-occurrence of market disruption events and the selection of a successor index or calculation of the ending index value in the event of a market disruption event, or discontinuance of the underlying index, may adversely affect your payment at maturity.

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Hedging and trading activity by the calculation agent and its affiliates could potentially affect the value of the notes. One or more of our affiliates expect to hedge our obligations under the notes and will carry out hedging activities related to the notes (and other instruments linked to the underlying index and/or the stocks that constitute the underlying index), including trading in stocks that constitute the underlying index and/or in instruments, such as options, swaps or futures related to the underlying index and/or the stocks that constitute the underlying index. Our affiliates also trade in the stocks that constitute the underlying index and other financial instruments related to the underlying index and the stocks that constitute the underlying index on a regular basis as part of their general broker-dealer, proprietary trading and other businesses. Any of these hedging or trading activities on or prior to the pricing date could potentially increase the starting index value and, as a result, could increase the value at which the underlying index must close on the valuation date before an investor receives a payment at maturity that exceeds the stated principal amount of the notes. Additionally, such hedging or trading activities during the term of the notes, including on the valuation date, could adversely affect the closing value of the underlying index on the valuation date and, accordingly, the amount of cash an investor will receive at maturity.

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The U.S. federal tax consequences of an investment in the notes are unclear.  There is no direct legal authority regarding the proper U.S. federal tax treatment of the notes, and we do not plan to request a ruling from the IRS.  Consequently, significant aspects of the tax treatment of the notes are uncertain, and the IRS or a court might not agree with the treatment of the notes as prepaid forward contracts.  If the IRS were successful in asserting an alternative treatment of the notes, the tax consequences of the ownership and disposition of the notes might be affected materially and adversely.  As described above under “Tax considerations,” in 2007, the U.S. Treasury Department and the IRS released a notice requesting comments on various issues regarding the U.S. federal income tax treatment of “prepaid forward contracts” and similar instruments.  Any Treasury regulations or other guidance promulgated after consideration of these issues could materially and adversely affect the tax consequences of an investment in the notes, possibly with retroactive

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effect.  Both U.S. and non-U.S. persons considering an investment in the notes should review carefully the section of the accompanying preliminary pricing supplement entitled “Description of the Notes—United States Federal Tax Considerations” and consult their tax advisers regarding the U.S. federal tax consequences of an investment in the notes (including possible alternative treatments and the issues presented by the 2007 notice), as well as tax consequences arising under the laws of any state, local or non-U.S. taxing jurisdiction.

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Buffer Notes Based on the Value of the S&P 500® Index due July , 2013

Information about the S&P 500® Index

General. Unless otherwise stated, we have derived all information regarding the S&P 500® Index provided in this offering summary, including its composition, method of calculation and changes in components, from Standard & Poor’s Financial Services LLC (“S&P”), publicly available sources and other sources we believe to be reliable. Such information reflects the policies of, and is subject to change by, S&P. S&P is under no obligation to continue to publish, and may discontinue or suspend the publication of, the S&P 500® Index at any time. None of Citigroup Inc., Citigroup Funding, Citigroup Global Markets or the trustee assumes any responsibility for the accuracy or completeness of any information relating to the S&P 500® Index.

The S&P 500® Index is published by S&P and is intended to provide a performance benchmark for the U.S. equity markets. The calculation of the value is based on the relative aggregate market value of the common stocks of 500 companies at a particular time compared to the aggregate average market value of the common stocks of 500 similar companies during the base period of the years 1941 through 1943. The weighting and composition of the index components are updated periodically so that the S&P 500® Index reflects the performance of the U.S. equity markets.

As of January 3, 2012, the aggregate market value of the 500 companies included in the S&P 500® Index represented approximately 75% of the U.S. equities market. S&P chooses companies for inclusion in the S&P 500® Index with the aim of achieving a distribution by broad industry groupings that approximates the distribution of these groupings in the common stock composition of the NYSE, which S&P uses as an assumed model for the composition of the total market. Relevant criteria employed by S&P include the viability of the particular company, the extent to which that company represents the industry group to which it is assigned, the extent to which the market price of that company’s common stock is generally responsive to changes in the affairs of the respective industry and the market value and trading activity of the common stock of that company.

As of January 3, 2012, the 500 companies included in the S&P 500® Index were divided into 10 Global Industry Classification Sectors. The Global Industry Classification Sectors included (with the percentage of companies currently included in such sectors indicated in parentheses): Consumer Discretionary (10.61%), Consumer Staples (11.37%), Energy (12.40%), Financials (13.80%), Health Care (11.83%), Industrials (10.75%), Information Technology (19.03%), Materials (3.55%), Telecommunication Services (2.92%) and Utilities (3.74%). S&P may from time to time, in its sole discretion, add companies to, or delete companies from, the S&P 500® Index to achieve the objectives stated above.

THE S&P 500® INDEX DOES NOT REFLECT THE PAYMENT OF DIVIDENDS ON THE STOCKS UNDERLYING IT AND THEREFORE THE RETURN ON THE NOTES WILL NOT PRODUCE THE SAME RETURN YOU WOULD RECEIVE IF YOU WERE TO PURCHASE SUCH UNDERLYING STOCKS AND HOLD THEM UNTIL THE MATURITY DATE.

Computation of the S&P 500® Index. On March 21, 2005, S&P began to calculate the S&P 500® Index based on a half float-adjusted formula, and on September 16, 2005, S&P completed the full float adjustment of the S&P 500® Index. S&P’s criteria for selecting stocks for the S&P 500® Index were not changed by the shift to float adjustment. However, the adjustment affects each company’s weight in the S&P 500® Index (i.e., its market value).

Under float adjustment, the share counts used in calculating the S&P 500® Index reflect only those shares that are available to investors and not all of a company’s outstanding shares. S&P defines three groups of shareholders whose holdings are subject to float adjustment:

¡	holdings by other publicly traded corporations, venture capital firms, private equity firms, strategic partners, or leveraged buyout groups;

¡	holdings by governmental entities, including all levels of government in the United States or foreign countries; and

¡
holdings by current or former officers and directors of the company, founders of the company, or family trusts of officers, directors, or founders, as well as holdings of trusts, foundations, pension funds, employee stock ownership plans, or other investment vehicles associated with and controlled by the company.

However, treasury stock, stock options, restricted shares, equity participation units, warrants, preferred stock, convertible stock, and rights are not part of the float. In cases where holdings in a group exceed 10% of the outstanding shares of a company, the holdings of that group will be excluded from the float-adjusted count of shares to be used in the S&P 500® Index calculation. Mutual funds, investment advisory firms, pension funds, or foundations not associated with the company and investment funds in insurance companies, shares of a United States company traded in Canada as “exchangeable shares,” shares that trust beneficiaries may buy or sell without difficulty or significant additional expense beyond typical brokerage fees, and, if a company has multiple classes of stock outstanding, shares in an unlisted or non-traded class if such shares are convertible by shareholders without undue delay and cost, are also part of the float.

For each stock, an investable weight factor (“IWF”) is calculated by dividing the available float shares, defined as the total shares outstanding less shares held in one or more of the three groups listed above where the group holdings exceed 10% of the outstanding shares, by the total shares outstanding. The float-adjusted index will then be calculated by dividing the sum of

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Buffer Notes Based on the Value of the S&P 500® Index due July , 2013

the IWF multiplied by both the price and the total shares outstanding for each stock by the index divisor. For companies with multiple classes of stock, S&P will calculate the weighted average IWF for each stock using the proportion of the total company market capitalization of each share class as weights.

The S&P 500® Index is calculated using a base-weighted aggregate methodology: the level of the S&P 500® Index reflects the total market value of all S&P 500® component stocks relative to the S&P 500® Index’s base period of 1941-43 (the “base period”).

An indexed number is used to represent the results of this calculation in order to make the value easier to work with and track over time.

The actual total market value of the S&P 500® component stocks during the base period has been set equal to an indexed value of 10. This is often indicated by the notation 1941-43=10. In practice, the daily calculation of the S&P 500® Index is computed by dividing the total market value of the S&P 500® component stocks by a number called the index divisor. By itself, the index divisor is an arbitrary number. However, in the context of the calculation of the S&P 500® Index, it is the only link to the original base period level of the S&P 500® Index.

The index divisor keeps the S&P 500® Index comparable over time and is the manipulation point for all adjustments to the S&P 500® Index (“index maintenance”).

Index maintenance includes monitoring and completing the adjustments for company additions and deletions, share changes, stock splits, stock dividends, and stock price adjustments due to company restructurings or spinoffs.

To prevent the level of the S&P 500® Index from changing due to corporate actions, all corporate actions which affect the total market value of the S&P 500® Index require an index divisor adjustment. By adjusting the index divisor for the change in total market value, the level of the S&P 500® Index remains constant. This helps maintain the level of the S&P 500® Index as an accurate barometer of stock market performance and ensures that the movement of the S&P 500® Index does not reflect the corporate actions of individual companies in the S&P 500® Index. All index divisor adjustments are made after the close of trading. Some corporate actions, such as stock splits and stock dividends, require simple changes in the common shares outstanding and the stock prices of the companies in the S&P 500® Index and do not require index divisor adjustments.

License Agreement. S&P and Citigroup Global Markets have entered into a non-exclusive license agreement providing for the license to Citigroup Inc., Citigroup Funding and its affiliates, in exchange for a fee, of the right to use indices owned and published by S&P in connection with certain financial instruments, including the notes.

The license agreement between S&P and Citigroup Global Markets provides that the following language must be stated in this offering summary.

“The notes are not sponsored, endorsed, sold or promoted by S&P. S&P makes no representation or warranty, express or implied, to the holders of the notes or any member of the public regarding the advisability of investing in securities generally or in the notes particularly. S&P’s only relationship to Citigroup Funding and its affiliates (other than transactions entered into in the ordinary course of business) is the licensing of certain trademarks, trade names and service marks of S&P and of the S&P 500® Index, which is determined, composed and calculated by S&P without regard to Citigroup Funding, its affiliates or the notes. S&P has no obligation to take the needs of Citigroup Funding, its affiliates or the holders of the notes into consideration in determining, composing or calculating the S&P 500® Index. S&P is not responsible for and has not participated in the determination of the timing of, prices at or quantities of the notes to be issued or in the determination or calculation of the equation by which the notes are to be converted into cash. S&P has no obligation or liability in connection with the administration, marketing or trading of the notes.

S&P DOES NOT GUARANTEE THE ACCURACY AND/OR THE COMPLETENESS OF THE S&P 500® INDEX OR ANY DATA INCLUDED THEREIN AND S&P SHALL HAVE NO LIABILITY FOR ANY ERRORS, OMISSIONS, OR INTERRUPTIONS THEREIN. S&P MAKES NO WARRANTY, EXPRESS OR IMPLIED, AS TO RESULTS TO BE OBTAINED BY CITIGROUP FUNDING, HOLDERS OF THE NOTES, OR ANY OTHER PERSON OR ENTITY FROM THE USE OF THE S&P 500® INDEX OR ANY DATA INCLUDED THEREIN. S&P MAKES NO EXPRESS OR IMPLIED WARRANTIES, AND EXPRESSLY DISCLAIMS ALL WARRANTIES, OF MERCHANTABILITY OR FITNESS FOR A PARTICULAR PURPOSE OR USE WITH RESPECT TO THE S&P 500® INDEX OR ANY DATA INCLUDED THEREIN. WITHOUT LIMITING ANY OF THE FOREGOING, IN NO EVENT SHALL S&P HAVE ANY LIABILITY FOR ANY LOST PROFITS OR INDIRECT, PUNITIVE, SPECIAL OR CONSEQUENTIAL DAMAGES, EVEN IF NOTIFIED OF THE POSSIBILITY THEREOF. THERE ARE NO THIRD PARTY BENEFICIARIES OF ANY AGREEMENTS OR ARRANGEMENTS BETWEEN S&P AND CITIGROUP FUNDING.”

All disclosures contained in this offering summary regarding the S&P 500® Index, including its makeup, method of calculation and changes in its components, are derived from publicly available information prepared by S&P. None of Citigroup Funding, Citigroup, Citigroup Global Markets or the trustee assumes any responsibility for the accuracy or completeness of such information.

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Buffer Notes Based on the Value of the S&P 500® Index due July , 2013

Historical Information

The following table sets forth the published high, low and end-of-quarter closing values of the underlying index for each quarter in the period from January 3, 2007 through January 3, 2012. The closing value of the underlying index on January 3, 2012 was 1,277.06. We obtained the information in the table below from Bloomberg Financial Markets, without independent verification. The historical closing values of the underlying index should not be taken as an indication of future performance, and no assurance can be given as to the closing value of the underlying index on the valuation date.

S&P 500® Index	High	Low	Period End
2007
First Quarter	1,459.68	1,374.12	1,420.86
Second Quarter	1,539.18	1,424.55	1,503.35
Third Quarter	1,553.08	1,406.70	1,526.75
Fourth Quarter	1,565.15	1,407.22	1,468.36
2008
First Quarter	1,447.16	1,273.37	1,322.70
Second Quarter	1,426.63	1,278.38	1,280.00
Third Quarter	1,305.32	1,106.39	1,166.36
Fourth Quarter	1,161.06	752.44	903.25
2009
First Quarter	934.70	676.53	797.87
Second Quarter	946.21	811.08	919.32
Third Quarter	1,071.66	879.13	1,057.08
Fourth Quarter	1,127.78	1,025.21	1,115.10
2010
First Quarter	1,174.17	1,056.74	1,169.43
Second Quarter	1,217.28	1,067.95	1,067.95
Third Quarter	1,148.67	1,137.09	1,141.20
Fourth Quarter	1,259.78	1,269.75	1,257.64
2011
First Quarter	1,343.01	1,256.88	1,325.83
Second Quarter	1,363.61	1,265.42	1,320.64
Third Quarter	1,353.22	1,119.46	1,131.42
Fourth Quarter	1,285.09	1,099.23	1,257.60
2012
First Quarter (through January 3, 2012)	1,277.06	1,277.06	1,277.06

Additional Considerations

If no closing value of the underlying index is available or a market disruption event occurs on the valuation date, the calculation agent may determine the ending index value in accordance with the procedures set forth in the accompanying preliminary pricing supplement. In addition, if the underlying index is discontinued, the calculation agent may determine the ending index value by reference to a successor index or, if no successor index is available, in accordance with the procedures last used to calculate the underlying index prior to any such discontinuance. You should refer to the section “Description of the Notes—Discontinuance of the Underlying Index” and “—Alteration of Method of Calculation” in the accompanying preliminary pricing supplement for more information.

In case of default in payment at maturity of the notes, the notes will bear interest, payable upon demand of the beneficial owners of the notes in accordance with the terms of the notes, from and after the maturity date through the date when payment of the unpaid amount has been made or duly provided for, at the rate of     % per annum on the unpaid amount due.

© 2012 Citigroup Global Markets Inc. All rights reserved. Citi and Citi and Arc Design are trademarks and service marks of Citigroup Inc. or its affiliates and are used and registered throughout the world.

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